[Dorsey & Whitney LLP Letterhead]

NOLAN S. TAYLOR

(801) 933-7366
FAX (801) 933-7373
taylor.nolan@dorsey.com

September 7, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Room 4561

Washington, D.C.  20549

Attention:  Mr. Mark P. Shuman, Branch Chief – Legal

Re:	The SCO Group, Inc.
Registration Statement on Form S-1
Filed on July 28, 2005
File No. 333-127000

Dear Mr. Shuman:

This letter responds to your letter dated August 23, 2005, which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”) of The SCO Group, Inc. (the “Company”).  In response to the Staff’s comments, we have enclosed with this letter proposed amended text, excluding exhibits (the “Amendments”), for (1) the Company’s annual report on Form 10-K for the fiscal year ended October 31, 2004 (the “Form 10-K”), (2) the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2005 (the “First Quarter Form 10-Q”), and (3) the Company’s quarterly report on Form 10-Q for the quarter ended April 30, 2005 (the “Second Quarter Form 10-Q”) on behalf of the Company.  Once the Staff’s comments are addressed, the Company will file an amended Form 10-K, First Quarter Form 10-Q and Second Quarter Form 10-Q including the text of the Amendments and required exhibits.  We also hereby inform the Staff that the Company anticipates that it will file an amendment to the Registration Statement to increase the number of shares subject thereto and make other changes related to the mechanics of the rescission offer that is the subject of the Registration Statement.

The information set forth in the Amendments responds to the comments of the Staff.  The numbered responses set forth below reproduce each of the Staff’s comments. Our responses are set off in bold type.

Form 10-K for the Fiscal Year Ended October 31, 2004

Item 9A.  Controls and Procedures

Comment 1:           Disclose in greater detail the nature of the material weakness identified in your disclosure.  Disclose when the material weakness was identified, by whom it was identified, and when the material weakness first began.  Also, revise to provide more detailed disclosure of the specific steps you have taken, if any, to remediate the material weakness and disclose whether you believe the material weakness still exists as of the end of the period covered by this report.  You should clearly describe which remedial measures, if any, were undertaken during the period covered by this report and which measures were undertaken subsequent to October 31, 2004.  This comment also applies to your Form 10-Q for the quarter ended January 31, 2005.

Response:                                       In response to the Staff’s comment, the Company has revised Item 9A of the Form 10-K and Part I, Item 4 of the First Quarter Form 10-Q accordingly.  As indicated in the revised disclosure, no remedial measures were undertaken with respect to the material weakness until February 2005 after the quarter ended January 31, 2005.

Comment 2:           We note from the third paragraph of your disclosure that you also had several accounting errors that affected previous periods, specifically the quarters ended January 31 and April 30, 2004.  Revise to disclose when these errors were identified and the period in which remedial measures were taken to correct these errors.  In this regard, we note that you restated your financial statements for the first three quarters of 2004.  Were these errors part of the reason for those restatements?  In the fourth paragraph, you disclose that your internal controls over financial reporting “did not identify the preceding error prior to the completion of the financial statements.”  Revise to clarify to which error (i.e., the material weakness or the accounting errors) and to which financial statements (i.e., those contained in your Form 10-K or those contained in the previous Forms 10-Q) you are referring.

Response:                                        In response to the Staff’s comment, the Company has revised Item 9A of the Form 10-K accordingly and made corresponding revisions to Part I, Item 4 of the First Quarter Form 10-Q.  The disclosure in the Form 10-K and in the First Quarter Form 10-Q has been revised to indicate that the material weakness in the Company’s internal controls over financial reporting resulted from the aggregate effect on the Company of three accounting errors described in the revised disclosure including: (i) the accounting error discovered in the second quarter of fiscal year 2004 relating to not properly accounting for a non-routine stock option grant to a non-employee of the Company in the quarter ended January 31, 2004, (ii) the accounting error discovered in the third quarter of fiscal year 2004 relating to our incorrect accounting for dividends on our now retired Series A Convertible Preferred Stock and (iii) the accounting error discovered in the first quarter of fiscal year 2005 concerning the Company’s failure to classify as temporary equity amounts it received from share purchasers under the 2000 Employee Stock Purchase Plan (the “ESPP”) entitled to rescission rights and, as previously described in the third paragraph of Item 9A of the Form 10-K.

Apart from combining to cause Company management to conclude that a material weakness in internal controls existed, the aggregate effects of all three accounting errors caused the Company to restate its financial statements for the first three quarters of its fiscal year 2004.  Prior to discovering the accounting error concerning the Company’s failure to classify as temporary equity amounts it received from share purchasers under the ESPP entitled to rescission rights, the Company had concluded that the two previously discovered accounting errors described above, both individually and collectively, were not material and did not require restatement.

Form 10-Q for the Quarter Ended January 31, 2005

Item 4.  Controls and Procedures

Comment 3:           We note your disclosure that a material weakness identified in conjunction with the preparation of your Form 10-K for the fiscal year ended October 31, 2004, still existed as of the end of the period covered by this report.  We also note your disclosure that your internal controls over financial reporting identified the referenced errors prior to the completion of the financial statements as of and for the three months ended January 31, 2005. Your disclosure in your 10-K states that your internal controls over financial reporting did not identify similar errors prior to the completion of the financial statements for that period.  However, your current disclosure states that there were no changes to your internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting during the quarter ended January 31, 2005.  Tell us how your internal controls over financial reporting were able to identify the weakness in this period if there were no changes to internal controls over financial reporting.

Response:                                        The Company confirms that there were no changes to its internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, its internal controls over financial reporting during the quarter ended January 31, 2005.  The internal controls over financial reporting in place during the quarter ended January 31, 2005, although not materially changed, were adequate to enable Company management to identify the material weakness related to accounting for non-routine capital stock and stock option transactions.  As part of its then existing internal controls, Company management requested that its legal counsel undertake a review of the Company’s equity incentive plans.  As a result of this review and the discovery of the third accounting error described in our response to Comment 2 above concerning the Company’s failure to classify as temporary equity amounts it received from share purchasers under the ESPP entitled to rescission rights, and given the two prior accounting errors described in our response to Comment 2 above, Company management determined in January 2005 that the material weakness existed.

The Company has added disclosure to Item 9A of the Form 10-K and Part I, Item 4 of the First Quarter Form 10-Q to better explain how the Company’s internal controls over financial reporting were able to identify the material weakness in the quarter ended January 31, 2005 even though there were no changes to such internal controls in such period.  As stated in our response to Comment 1 above and in our revised disclosure in both the Form 10-K and the First Quarter 10-Q, all changes in the Company’s internal controls to remedy the material weakness were undertaken after the quarter ended January 31, 2005.

Form 10-Q for the Quarter Ended April 30, 2005

Item 4.  Controls and Procedures

Changes in Internal Control Over Financial Reporting

Comment 4:           Please revise this section to avoid generic descriptions of the changes to your internal controls over financial reporting and to help readers of this disclosure understand why such improvements matter.  For example, how did implementing an equity compliance checklist improve your internal controls over financial reporting?  What “additional review and approval procedures” are you referring to?  Explain what “additional detail transactional controls” were implemented and how this assists in improving internal controls over financial reporting.

Response:                                        In response to the Staff’s comment, we have revised the disclosure in Part I, Item 4 of the Second Quarter Form 10-Q accordingly.

Comment 5:           Finally, we note that all changes referenced here were also disclosed in the Item 9A disclosure in your Form 10-K for the year ended October 31, 2004, and in the Item 4 disclosure in your Form 10-Q for the quarter ended January 31, 2005, as having been implemented in response to the identified material weakness.  If any of these changes were implemented prior to February 1, 2005, then your Item 308(c) disclosure for the report covering such quarter should also be amended to disclosure any change to internal control over financial reporting that occurred in those periods.

Response:                                        The Company submits that none of the changes in internal controls referenced in Part I, Item 4 of the Second Quarter Form 10-Q was implemented prior to February 1, 2005.

In addition to responding to the comments referenced above, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration or effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition to responding to the specific comments set forth above, the Company has made other limited changes in the Amendments to improve and clarify the Company’s disclosure concerning internal controls over financial reporting, and to make conforming changes throughout the document. The Company and we are available to discuss any issues presented by the initial comments and the responses contained in this letter or to respond to further comments.

Sincerely,

DORSEY & WHITNEY LLP

/s/ Nolan S. Taylor

Nolan S. Taylor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

(Amendment No.1)

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to               .

Commission file number: 0-29911

THE SCO GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	87-0662823
(State of incorporation)	(I.R.S. Employer Identification No.)

355 South 520 West Lindon, Utah 84042	(801) 765-4999
(Address of principal executive offices, including zip code)	(Registrant’s telephone number, including area code)

Securities pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class Common Stock, par value $.001 per share

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  YES ☐  NO ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant’s knowledge, in definitive proxy or information statements incorporated by reference on Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).  YES ☐  NO ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant already made $33,021,000 based on the reported last sale price of common stock on April 30, 2004, which is the last business day of the Registrant’s most recently completed second fiscal quarter.

The number of shares of the Registrant’s common stock outstanding as of March 30, 2005, was 17,915,292.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this “Amendment”) amends the Annual Report on Form 10-K (the “Original Annual Report”) for the year ended October 31, 2004, which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2005.  We are filing this Amendment in response to a comment letter received from the SEC in connection with its review of our registration statement on Form S-1 (File No. 333-127000).  We have modified Item 9A “Controls and Procedures” in this Amendment pursuant to the comment letter to modify and enhance our disclosure regarding our disclosure controls and procedures and the material weakness in our internal controls over financial reporting described in Item 9A.

We have included as exhibits to this Amendment new certifications of our principal executive officer and principal financial officer and have revised the list of exhibits included in Item 15 accordingly.

Except as described above, no attempt has been made in this Amendment to modify or update other disclosure presented in the Original Annual Report.  This Amendment does not reflect events occurring after the filing of the Original Annual Report or modify or update those disclosures, including the exhibits to the Original Annual Report affected by subsequent events.  Accordingly, this Amendment should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Annual Report, including any amendments to those filings.

PART I.
Item 1.	Business
Item 2.	Properties
Item 3.	Legal Proceedings
Item 4.	Submission of Matters to a Vote of Security Holders

PART II.
Item 5.	Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Item 6.	Selected Financial Data
Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk
Item 8.	Financial Statements and Supplementary Data
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 9A.	Controls and Procedures
Item 9B.	Other Information

PART III.
Item 10.	Directors and Executive Officers of the Registrant
Item 11.	Executive Compensation
Item 12.	Security Ownership of Certain Beneficial Owners and Management
Item 13.	Certain Relationships and Related Transactions
Item 14.	Principal Accounting Fees and Services

PART IV.
Item 15.	Exhibits, Financial Statement Schedules
Signatures

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)).  Based upon that evaluation, and subsequent evaluations, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report and as a result of the material weakness in our internal controls described below, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

We have a material weakness with respect to accounting for non-routine capital stock and stock option transactions.  Our material weakness was identified in late January 2005 by Company management.  Company management concluded the material weakness was indicative of the aggregate effects of three accounting errors relating to accounting for non-routine capital stock and stock option transactions.  The first of these accounting errors was discovered by Company management in the quarter ended April 30, 2004.  The three accounting errors are described as follows:

•              First, in the quarter ended January 31, 2004, we incorrectly accounted for compensation expense by not properly accounting for a non-routine stock option grant to a non-employee.  When we identified this error in the quarter ended April 30, 2004, all compensation cost had been fully recognized and the error did not impact future accounting periods.  In that quarter, we completed an analysis in accordance with Staff Accounting Bulletin (“SAB”) No. 99 and determined that this accounting error was not material to the financial statements as of and for the quarters ended January 31, 2004 and April 30, 2004.

•              Second, for the quarters ended January 31, 2004 and April 30, 2004, we incorrectly accounted for dividends on our now retired Series A Convertible Preferred Stock by incorrectly recording dividends payable on such preferred stock as a component of stockholders’ equity instead of as dividends payable.  When we identified this error in the quarter ended July 31, 2004, all outstanding shares of our Series A-1 Convertible Preferred Stock, which had previously been exchanged for all outstanding shares of Series A Convertible Preferred Stock, had been converted to shares of common stock, and we were no longer required to accrue for dividends.  At July 31, 2004, we completed a second analysis in accordance with SAB No. 99 and determined that this accounting error individually, as well as when aggregated with the accounting error described in the preceding bullet, was not material to the financial statements for any of the quarters affected by this accounting error.

•              Third, near the end of the quarter ended January 31, 2005, we discovered that we have issued certain shares of our common stock under our equity compensation plans without complying with the registration requirements of federal and applicable state securities laws.  As a result, the holders of such shares may have a rescission right, and, consequently, certain amounts the Company received upon purchase of such shares should have been reclassified from permanent equity to temporary equity.  Company management determined that this accounting error, when aggregated with the errors described in the preceding bullets, were evidence of a material weakness in our controls over financial reporting with respect to accounting for non-routine capital stock and stock option transactions.  In addition, on February 28, 2005, upon recommendation from Company management,  the Audit Committee of our Board of Directors concluded that, due to the aggregate effects of these accounting errors, the Company’s financial statements for the quarters ended January 31, 2004, April 30, 2004 and July 31, 2004 should no longer be relied upon and should be restated.

The Company believes that its material weakness first began in the quarter ended in January 31, 2004, which was the first period in which all three accounting errors described above combined to materially affect the Company’s financial statements for that period.  As of October 31, 2004, the end of the fiscal year covered by this Form 10-K, the material weakness still existed and no remedial measures for the material weakness had been undertaken by the Company.  No remedial measures for the material weakness were undertaken before the second quarter of fiscal year 2005 because Company management did not identify we had a material weakness until late January 2005.

In April 2005, the Company restated its financial statements for the first three quarters of the fiscal year ended October 31, 2004 and filed with the SEC amended quarterly reports on Form 10-Q for such quarters correcting all three accounting errors for non-routine capital stock and stock option transactions described above.

Our internal controls over financial reporting did not identify the third accounting error concerning our failure to classify as temporary equity amounts we received from share purchasers under the ESPP entitled to rescission rights prior to the completion of the financial statements for the fiscal year ended October 31, 2004.  However, our internal controls over financial reporting identified the third accounting error during the quarter ended January 31, 2005.  Company management had previously requested its external legal counsel to undertake a review of the Company’s equity incentive plans.  As a result of this review and the discovery of the third accounting error, and given the prior accounting errors described above, Company management determined a material weakness related to non-routine capital stock and stock option transactions existed in late January 2005.

We have discussed the material weakness in our internal controls over financial reporting with the Audit Committee of the Board of Directors and with KPMG LLP, our independent registered public accounting firm for the period covered by this Form 10-K  In response, beginning in February 2005, we began taking measures to remediate the material weakness in our internal controls, which measures have included the following:

•              We have implemented additional transactional controls concerning equity awards under our equity compensation plans, which principally include reconciling on a quarterly basis the number of common shares available for issuance under our equity compensation plans to the number of shares that have been registered for issuance under the Securities Act of 1933 and qualified for issuance under applicable state “blue sky” laws;

•              We have required Company management to regularly perform the procedures outlined in an equity compliance checklist which include:

•              confirming that the reconciliation in the first bullet above occurs quarterly,

•              documenting any non-routine issuances of equity awards to employees and non-employees and

•              preparing and approving by Company management all required equity disclosures in our periodic filings with the SEC.

•              We have added additional review and approval requirements for non-routine equity transactions by requiring documented approval by our Chief Financial Officer and Chairman of our Audit Committee of such transactions.

During the most recent quarter ended October 31, 2004, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  However, as discussed above, changes have been implemented subsequent to the period covered by this Form 10-K to add additional controls to correct the material weakness in internal control over financial reporting.

PART IV.

Item 15.  Exhibits, Financial Statement Schedules

(a)           The following documents are filed as part of this report:

(1)           Consolidated Financial Statements:  See Index to Consolidated Financial Statements at Item 8 on page 50 of this report.

(2)           Financial Statement Schedule:  See Index to Consolidated Financial Statements at Item 8 on page 50 of this report.

(3)           Exhibits are incorporated herein by reference or are filed with this report as indicated below:

Exhibit Number	Description

2.1

Agreement and Plan of Reorganization by and among Caldera Systems, Inc., Caldera International, Inc., now known as The SCO Group, Inc. (the “Registrant”), and The Santa Cruz Operation, Inc., and related amendments (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form S-4 (File No. 333-45936)).

3.1

Amended and Restated Certificate of Incorporation of Caldera International, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form 8-A12G/A (File No. 000-29911)).

3.2

Certificate of Amendment to Amended and Restated Certificate of Incorporation regarding consolidation of outstanding shares (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form 8-A12G/A (File No. 000-29911)).

3.3

Certificate of Amendment to Amended and Restated Certificate of Incorporation regarding change of name to The SCO Group, Inc. (incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A12G/A (File No. 000-29911)).

3.4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form 8-A12G/A (File No. 000-29911)).
3.5

Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on September 1, 2004 (File No. 000-29911)).

3.6

Certificate of Correction correcting the Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on September 1, 2004 (File No. 000-29911)).

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A12G/A (File No. 000-29911)).
4.2

Rights Agreement dated as of August 10, 2004 by and between the Company and Computershare Trust Company, Inc. (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed on September 1, 2004 (File No. 000-29911)).

10.1	1998 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-94351)).
10.2*	Amendment No. 1 to 1998 Stock Option Plan.
10.3*	Form Notice of Grant of Stock Options for 1998 Stock Option Plan.
10.4	1999 Omnibus Stock Incentive Plan, as amended (incorporated by reference to Exhibits 10.4 through 10.8 of the Registrant’s Registration Statement on Form S-4 (File No. 333-45936)).
10.5*	Amendment No. 5 to 1999 Omnibus Stock Incentive Plan.
10.6*	Amendment No. 6 to 1999 Omnibus Stock Incentive Plan.
10.7*	Form Notice of Grant of Stock Options for 1999 Omnibus Stock Incentive Plan.
10.8	2000 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-4 (File No. 333-45936)).
10.9*	Amendment No. 2 to 2000 Employee Stock Purchase Plan.
10.10*	Amendment No. 3 to 2000 Employee Stock Purchase Plan.
10.11*

Amendment No. 4 to 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2003 (File No. 000-29911)).

10.12	2002 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2003 (File No. 000-29911)).
10.13*	Form Notice of Grant of Stock Options for 2002 Omnibus Stock Incentive Plan.
10.14

Office Sublease Agreement by and among the Registrant, Canopy Properties, Inc. and Gateway Technology Center, LLC, dated January 10, 2002 (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (File No. 000-29911)).

10.15

First Amendment to Office Sublease Agreement by and among the Registrant and Canopy Properties, Inc., dated September 15, 2003 (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (File No. 000-29911)).

10.16

Engagement Letter by and among the Registrant and Morgan Keegan & Company, Inc., dated August 16, 2002 (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (File No. 000-29911)).

10.17

First Amendment to Engagement Letter by and among the Registrant and Morgan Keegan & Company, Inc., dated February 13, 2003 (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (File No. 000-29911)).

10.18

Second Amendment to Engagement Letter by and among the Registrant and Morgan Keegan & Company, Inc., dated August 16, 2003 (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (File No. 000-29911)).

10.19

Warrant to Purchase Shares of Common Stock issued by the Registrant to Morgan Keegan & Company, Inc., dated August 16, 2002 (incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (File No. 000-29911)).

10.20

Common Stock Warrant issued by the Registrant to, and accepted and agreed to by, Sun Microsystems, Inc., dated March 11, 2003 (incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (File No. 000-29911)).

10.21

Common Stock Warrant issued by the Registrant to, and accepted and agreed to by, Sun Microsystems, Inc., dated July 31, 2003 (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K

for the fiscal year ended October 31, 2003 (File No. 000-29911)).
10.22

Common Stock Warrant issued by the Registrant to, and accepted and agreed to by, Sun Microsystems, Inc., dated October 31, 2003 (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (File No. 000-29911)).

10.23

Independent Contractor Agreement by and among the Registrant and S2 Strategic Consulting, LLC, dated July 1, 2003 (incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (File No. 000-29911)).

10.24

Common Stock Warrant issued by the Registrant to, and accepted and agreed to by, S2 Strategic Consulting, LLC, dated July 1, 2003 (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (File No. 000-29911)).

10.25

Severance Agreement between Ransom H. Love and Caldera International, Inc. (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2002 (File No. 000-29911)).

10.26

Securities Purchase Agreement dated as of October 16, 2003 between the Registrant and the persons listed therein as Purchasers (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 17, 2003 (File No. 000-29911)).

10.27

Registration Rights Agreement dated as of October 16, 2003 between the Registrant and the persons listed therein as Purchasers (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on October 17, 2003 (File No. 000-29911)).

10.28

Letter Agreement dated December 8, 2003 among the Registrant, BayStar Capital II, L.P., Royal Bank of Canada and Acknowledged by Boies, Schiller & Flexner LLP (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K filed on December 9, 2003 (File No. 000-29911)).

10.29

Asset Purchase Agreement dated June 6, 2003 between the Registrant and Vultus, Inc. (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-3 (File No. 333-106885)).

10.30

Exchange Agreement dated as of February 5, 2004 among SCO, BayStar Capital II, L.P. and Royal Bank of Canada (incorporated by reference to Exhibit 99.1 to SCO’s Current Report on Form 8-K filed on February 9, 2004 (File No. 000-29911)).

10.31

Stock Repurchase Agreement dated as of May 31, 2004 between the Registrant and BayStar (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on June 2, 2004 (File No. 000-29911)).

10.32

Letter Agreement dated October 31, 2004 among Boies, Schiller & Flexner LLP, Kevin McBride, Berger Singerman and SCO (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on November 4, 2004 (File No. 000-29911)).

10.33*	Summary of Director Compensation.
10.34*	2004 Omnibus Stock Incentive Plan.
10.35*	Form Notice of Grant of Stock Options for 2004 Omnibus Stock Incentive Plan.
21.1*	Subsidiaries of the Registrant.

23.1**	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1**	Certification of Darl C. McBride, President and Chief Executive Officer, pursuant to Rule 13a-14(a) of the Securities Exchange Act, as adopted pursuant Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Bert B. Young, Chief Financial Officer, pursuant to Rule 13a-14(a) of the Securities Exchange Act, as adopted pursuant Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**

Certification of Darl C. McBride, President and Chief Executive Officer, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant Section 906 of the Sarbanes-Oxley Act of 2002.

32.2**	Certification of Bert B. Young, Chief Financial Officer, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibits filed with the original Form 10-K on April 1, 2005 are designated by an asterisk (*). Exhibits filed herewith are designated by a double asterisk (**). All exhibits not so designated are incorporated by reference to a prior filing, as indicated.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized, on September    , 2005.

THE SCO GROUP, INC.

By:
Bert B. Young
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

Principal Executive Officer:

	President, Chief Executive	September , 2005
Darl C. McBride	Officer and Director

Principal Financial and Accounting Officer:

	Chief Financial Officer	September , 2005
Bert B. Young

Additional Directors:

	Chairman of the Board	September , 2005
Ralph J. Yarro III

	Director	September , 2005
Darcy G. Mott

	Director	September , 2005
Edward E. Iacobucci

	Director	September , 2005
R. Duff Thompson

	Director	September , 2005
Daniel W. Campbell

	Director	September , 2005
Omar T. Leeman

	Director	September , 2005
J. Kent Millington

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q/A

(Amendment No.1)

(Mark one)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended January 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-29911

THE SCO GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	87-0662823
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

355 South 520 West Suite 100 Lindon, Utah 84042
(Address of principal executive offices and zip code)

(801) 765-4999
(Registrant’s telephone number, including area code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days.

YES ☒ NO ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act)

YES ☐ NO ☒

As of April 12, 2005, there were 17,915,292 shares of the Registrant’s common stock, $0.001 par value per share, outstanding.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A (this “Amendment”) amends the Quarterly Report on Form 10-Q (the “Original Quarterly Report”) for the quarter ended January 31, 2005, which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2005.  We are filing this Amendment in response to a comment letter received from the SEC in connection with its review of our registration statement on Form S-1 (File No. 333-127000).  We have modified Item 4 “Controls and Procedures” in this Amendment pursuant to the comment letter to modify and enhance our disclosure regarding our disclosure controls and procedures and the material weakness in our internal controls over financial reporting described in Item 4.

We have included as exhibits to this Amendment new certifications of our principal executive officer and principal financial officer and have revised the list of exhibits included in Item 6 accordingly.

Except as described above, no attempt has been made in this Amendment to modify or update other disclosure presented in the Original Quarterly Report.  This Amendment does not reflect events occurring after the filing of the Original Quarterly Report or modify or update those disclosures, including the exhibits to the Original Quarterly Report affected by subsequent events.  Accordingly, this Amendment should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Quarterly Report, including any amendments to those filings.

The SCO Group, Inc.

Table of Contents

PART I.	FINANCIAL INFORMATION
Item 1.	Unaudited Financial Statements
Condensed Consolidated Balance Sheets as of January 31, 2005 and October 31, 2004
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three months ended January 31, 2005 and 2004
Condensed Consolidated Statements of Cash Flows for the three months ended January 31, 2005 and 2004
Notes to Condensed Consolidated Financial Statements
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Item 4.	Controls and Procedures
Forward-Looking Statements
Risk Factors
PART II.	OTHER INFORMATION
Item 1.	Legal Proceedings
Item 2.	Changes in Securities and Use of Proceeds
Item 5.	Other Information
Item 6.	Exhibits
Item 7.	Signatures

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as losses and gains on the underlying transactions are recognized and generally offset.  Gains and losses on any instruments not meeting the above criteria are recognized in income in the current period.  As of January 31, 2005, we had no outstanding instruments classified as hedges.

Interest Rate Risk.  The primary objective of our cash management strategy is to invest available funds in a manner that assures maximum safety and liquidity and maximizes yield within such constraints.  We believe that a hypothetical movement in interest rates, either up or down, would not have a material adverse impact on our cash and equivalent sand available-for-sale securities.  We do not borrow money for short-term investment purposes.

Investment Risk.  We have invested in equity instruments of privately held and public companies in the technology industry for business and strategic purposes.  Investments are accounted for under the cost method if our ownership is less than 20 percent and we are not able to exercise influence over operations.  Our investment policy is to regularly review the assumptions and operating performance of these companies and to record impairment losses when events and circumstances indicate that these investments may be impaired.  As of January 31, 2005, our investments balance was approximately $613,000 and was related to our investment in a 30 percent owned Chinese company.

The stock market in general, and the market for shares of technology companies in particular, has experienced price fluctuations.  In addition, factors such as new product introductions by our competitors or developments in the litigation related to our SCOsource initiatives may have a significant impact on the market price of our common stock.  Furthermore, quarter-to-quarter fluctuations in our results of operations may have a significant impact on the market price of our common stock.  These conditions could cause the price of our common stock to fluctuate substantially over short periods of time.

ITEM 4.  CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.  Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)).  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report and as a result of the material weakness in our internal controls described below, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

We have a material weakness with respect to accounting for non-routine capital stock and stock option transactions.  Our material weakness was identified in late January 2005 by Company management.  Company management concluded the material weakness was indicative of the aggregate effects of three accounting errors relating to accounting for non-routine capital stock and stock option transactions.  The first of these accounting errors was discovered by Company management in the quarter ended April 30, 2004.  The three accounting errors are described as follows:

•                                          First, in the quarter ended January 31, 2004, we incorrectly accounted for compensation expense by not properly accounting for a non-routine stock option grant to a non-employee.  When we identified this error in the quarter ended April 30, 2004, all compensation cost had been fully recognized and the error did not impact future accounting periods.  In that quarter, we completed an analysis in accordance with Staff Accounting Bulletin (“SAB”) No. 99 and determined that this accounting error was not material to the financial statements as of and for the quarters ended January 31, 2004 and April 30, 2004.

•                                          Second, for the quarters ended January 31, 2004 and April 30, 2004, we incorrectly accounted for dividends on our now retired Series A Convertible Preferred Stock by incorrectly recording dividends payable on such preferred stock as a component of stockholders’ equity instead of as dividends payable.  When we identified this error in the quarter ended July 31, 2004, all outstanding shares of our Series A-1 Convertible Preferred Stock, which had previously been exchanged for all outstanding shares of Series A Convertible Preferred Stock, had been converted to shares of common stock, and we were no longer required to accrue for dividends.  At July 31, 2004, we completed a second analysis in accordance with SAB No. 99 and determined that this accounting error individually, as well as when aggregated with the accounting error described in the preceding bullet, was not material to the financial statements for any of the quarters affected by this accounting error.

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•                                          Third, near the end of the quarter ended January 31, 2005, we discovered that we have issued certain shares of our common stock under our equity compensation plans without complying with the registration requirements of federal and applicable state securities laws.  As a result, the holders of such shares may have a rescission right, and, consequently, certain amounts the Company received upon purchase of such shares should have been reclassified from permanent equity to temporary equity.  Company management determined that this accounting error, when aggregated with the errors described in the preceding bullets, were evidence of a material weakness in our controls over financial reporting with respect to accounting for non-routine capital stock and stock option transactions.  In addition, on February 28, 2005, upon recommendation from Company management,  the Audit Committee of our Board of Directors concluded that, due to the aggregate effects of these accounting errors, the Company’s financial statements for the quarters ended January 31, 2004, April 30, 2004 and July 31, 2004 should no longer be relied upon and should be restated.

The Company believes that its material weakness first began in the quarter ended in January 31, 2004, which was the first period in which all three accounting errors described above combined to materially affect the Company’s financial statements for that period.  As of October 31, 2004, the end of the fiscal year covered by this Form 10-K, the material weakness still existed and no remedial measures for the material weakness had been undertaken by the Company.  No remedial measures for the material weakness were undertaken before the second quarter of fiscal year 2005 because Company management did not identify we had a material weakness until late January 2005.

In April 2005, the Company restated its financial statements for the first three quarters of the fiscal year ended October 31, 2004 and filed with the SEC amended quarterly reports on Form 10-Q for such quarters correcting all three accounting errors for non-routine capital stock and stock option transactions described above.

Our internal controls over financial reporting identified the third accounting error concerning our failure to classify as temporary equity amounts we received from share purchasers under the ESPP entitled to rescission rights during the quarter ended January 31, 2005.  Company management had previously requested its external legal counsel to undertake a review of the Company’s equity incentive plans.  As a result of this review and the discovery of the third accounting error, and given the prior accounting errors described above, Company management determined a material weakness related to non-routine capital stock and stock option transactions existed in late January 2005.

We have discussed the material weakness in our internal controls over financial reporting with the Audit Committee of the Board of Directors and with KPMG LLP, our independent registered public accounting firm for the period covered by this Form 10-Q.  In response, beginning in February 2005, we began taking measures to remediate the material weakness in our internal controls, which measures have included the following:

•                                          We have implemented additional transactional controls concerning equity awards under our equity compensation plans, which principally include reconciling on a

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quarterly basis the number of common shares available for issuance under our equity compensation plans to the number of shares that have been registered for issuance under the Securities Act of 1933 and qualified for issuance under applicable state “blue sky” laws;

•                                          We have required Company management to regularly perform the procedures outlined in an equity compliance checklist which include:

•                                          confirming that the reconciliation in the first bullet above occurs quarterly,

•                                          documenting any non-routine issuances of equity awards to employees and non-employees and

•                                          preparing and approving by Company management all required equity disclosures in our periodic filings with the SEC.

•                                          We have added additional review and approval requirements for non-routine equity transactions by requiring documented approval by our Chief Financial Officer and Chairman of our Audit Committee of such transactions.

Changes in internal control over financial reporting.  During the most recent quarter ended January 31, 2005, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  However, as discussed above, changes have been implemented subsequent to the period covered by this Form 10-Q to add additional controls to correct the material weakness in internal control over financial reporting.

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10.1*	The SCO Group Employee Incentive Bonus Program for Fiscal Year 2005.

10.2*	Summary of Executive Compensation.

10.3*	Form of Executive Officer Stock Option Agreement.

10.4	Form of Change of Control Agreement (incorporated by reference to Exhibit 99.1 to SCO’s Current Report on Form 8-K filed on December 16, 2004 (File No. 000-29911)).

31.1**	Certification of Darl C. McBride, President and Chief Executive Officer, pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2**	Certification of Bert B. Young, Chief Financial Officer, pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**

Certification of Darl C. McBride, President and Chief Executive Officer, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2**	Certification of Bert B. Young, Chief Financial Officer, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibits filed with the original Form 10-Q on April 14, 2005 are designated by an asterisk (*). Exhibits filed herewith are designated by a double asterisk (**). All exhibits not so designated are incorporated by reference to a prior filing, as indicated.

ITEM 7.                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September , 2005	THE SCO GROUP, INC.

By:
Bert Young
Duly Authorized Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q/A

(Amendment No.1)

(Mark one)

☒             QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended April 30, 2005

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number 0-29911

THE SCO GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	87-0662823
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)

355 South 520 West

Suite 100

Lindon, Utah 84042

(Address of principal executive offices and zip code)

(801) 765-4999

(Registrant’s telephone number, including area code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days.

YES ☒ NO ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act)

YES ☐ NO ☒

As of May 27, 2005, there were 17,923,510 shares of the Registrant’s common stock, $0.001 par value per share, outstanding.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A (this “Amendment”) amends the Quarterly Report on Form 10-Q (the “Original Quarterly Report”) for the quarter ended April 30, 2005, which was originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2005.  We are filing this Amendment in response to a comment letter received from the SEC in connection with its review of our registration statement on Form S-1 (File No. 333-127000).  We have modified Item 4 “Controls and Procedures” in this Amendment pursuant to the comment letter to elaborate upon changes in our internal control over financial reporting.

We have included as exhibits to this Amendment new certifications of our principal executive officer and principal financial officer.

Except as described above, no attempt has been made in this Amendment to modify or update other disclosure presented in the Original Quarterly Report.  This Amendment does not reflect events occurring after the filing of the Original Quarterly Report or modify or update those disclosures, including the exhibits to the Original Quarterly Report affected by subsequent events.  Accordingly, this Amendment should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Quarterly Report, including any amendments to those filings.

The SCO Group, Inc.

Table of Contents

PART I.	FINANCIAL INFORMATION
Item 1.	Unaudited Financial Statements
Condensed Consolidated Balance Sheets as of April 30, 2005 and October 31, 2004
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and six months ended April 30, 2005 and 2004
Condensed Consolidated Statements of Cash Flows for the six months ended April 30, 2005 and 2004
Notes to Condensed Consolidated Financial Statements
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Item 4.	Controls and Procedures
Forward-Looking Statements
Risk Factors
PART II.	OTHER INFORMATION
Item 1.	Legal Proceedings
Item 2.	Changes in Securities and Use of Proceeds
Item 5.	Other Information
Item 6.	Exhibits
Item 7.	Signatures

2

down, would not have a material adverse impact on our cash and equivalents and available-for-sale securities.  We do not borrow money for short-term investment purposes.

Investment Risk.  We have invested in equity instruments of privately held and public companies in the technology industry for business and strategic purposes.  Investments are accounted for under the cost method if our ownership is less than 20 percent, and we are not able to exercise influence over operations.  Our investment policy is to regularly review the assumptions and operating performance of these companies and to record impairment losses when events and circumstances indicate that these investments may be impaired.  As of April 30, 2005, our investments balance was approximately $630,000 and was related to our investment in a 30 percent owned Chinese company.

The stock market in general, and the market for shares of technology companies in particular, has experienced price fluctuations.  In addition, factors such as new product introductions by our competitors or developments in our SCO Litigation may have a significant impact on the market price of our common stock.  Furthermore, quarter-to-quarter fluctuations in our results of operations may have a significant impact on the market price of our common stock.  These conditions could cause the price of our common stock to fluctuate substantially over short periods of time.

ITEM 4.          CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.  Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)).  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Changes in internal control over financial reporting.  During the most recent quarter ended April 30, 2005, we have implemented certain changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).  We have implemented additional internal control procedures concerning our accounting for non-routine capital stock and stock option transactions.  These internal control procedures have included the following:

•                                      We have implemented additional transactional controls concerning equity awards under our equity compensation plans, which principally include reconciling on a quarterly basis the number of common shares available for issuance under our equity compensation plans to the number of shares that have been registered for issuance under the Securities Act of 1933 and qualified for issuance under applicable state “blue sky” laws;

•                                      We have required Company management to regularly perform the procedures outlined in an equity compliance checklist which include:

•                                      confirming that the reconciliation in the first bullet above occurs quarterly,

•                                      documenting any non-routine issuances of equity awards to employees and non-employees and

•                                      preparing and approving by Company management all required equity disclosures in our periodic filings with the SEC.

•                                      We have added additional review and approval requirements for non-routine equity transactions by requiring documented approval by our Chief Financial Officer and Chairman of our Audit Committee of such transactions.

These additional controls were put in place as the result of an identified material weakness in our internal controls over financial reporting concerning our accounting for non-routine capital stock and stock option transactions as reported in our quarterly report on Form 10-Q for the quarter ended January 31, 2005 and our annual report on Form 10-K for the fiscal year ended October 31, 2004.

Forward-Looking Statements and Factors That May Affect Future Results and Financial Condition

With the exception of historical facts, the statements contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect our current expectations and beliefs regarding our future results of operations, performance and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may or may not materialize.  These forward-looking statements include, but are not limited to, statements concerning:

•                              Our belief that our UNIX business will continue to generate positive cash flow throughout fiscal year 2005;

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September , 2005	THE SCO GROUP, INC.

By:
Bert Young
Duly Authorized Officer and
Chief Financial Officer
(Principal Financial and
Accounting Officer)

4